Exhibit 99.1

BROOKFIELD BUSINESS PARTNERS COMMENCES

LIMITED PARTNERSHIP UNIT NORMAL COURSE ISSUER BID

Brookfield News, August 11, 2017 – Brookfield Business Partners L.P. (“Brookfield Business Partners”) (NYSE: BBU; TSX: BBU.UN) today announced that the Toronto Stock Exchange (the “TSX”) has accepted a notice filed by Brookfield Business Partners of its intention to commence a normal course issuer bid for its limited partnership units (the “units”). Brookfield Business Partners believes that in the event the units trade in a price range that does not fully reflect their value, the acquisition of units may represent an attractive use of available funds.

Under the normal course issuer bid, the Board of Directors of the general partner of Brookfield Business Partners authorized the partnership to repurchase up to 5% of the issued and outstanding units, or 2,592,264 units. At the close of business on August 9, 2017, there were 51,845,298 units issued and outstanding. Under the normal course issuer bid, Brookfield Business Partners may purchase up to 14,580 units on the TSX during any trading day, which represents 25% of the average daily trading volume of 58,321 units on the TSX for the period February 1, 2017 to July 31, 2017. Repurchases are authorized to commence on August 15, 2017 and will terminate on August 14, 2018, or earlier should Brookfield Business Partners complete its repurchases prior to such date.

In the preceding twelve-month period, Brookfield Business Partners was authorized to acquire up 2,192,264 units but Brookfield Business Partners did not repurchase any units through the facilities of the TSX or the New York Stock Exchange.

All purchases will be made through the facilities of the TSX or the New York Stock Exchange, and all Units acquired under the normal course issuer bid will be cancelled. Repurchases will be subject to compliance with applicable United States federal securities laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended, as well as applicable Canadian securities laws.

Brookfield Business Partners will enter into an automatic purchase plan on or about the week of September 25, 2017 in relation to the normal course issuer bid. The automatic purchase plan will allow for the purchase of units, subject to certain trading parameters, at times when Brookfield Business Partners ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, units will be repurchased in accordance with management’s discretion and in compliance with applicable law.

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Brookfield Business Partners is a business services and industrial company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs. Brookfield Business Partners is listed on the New York and Toronto stock exchanges. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management Inc. (NYSE: BAM)(TSX: BAM.A)(EURONEXT: BAMA), a leading global alternative asset manager with over $250 billion of assets under management.

For more information, please visit our website at https://bbu.brookfield.com or contact:

Media: Claire Holland Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Courtney Jardine Tel: (416) 369-2629 Email: courtney.jardine@brookfield.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “would”, “future”, “growth”, “expect”, “believe”, “should”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters will tend to identify forward-looking statements.

Although we believe that the forward-looking statements we make are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Business Partners are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements in this news release include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits and in particular completion of the acquisition referred to in this news release, which cannot be assured; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.